[Fleetwood Enterprises, Inc. Letterhead]

November 28, 2008

Via U.S. Mail and EDGAR

Ms. Amanda McManus
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

  Re:
  Fleetwood Enterprises, Inc.
  Registration Statement on Form S-4
  File No. 333-154840
  Filed October 30, 2008

    Schedule TO
    File No. 005-30637
    Filed October 30, 2008

Dear Ms. McManus:

        We are in receipt of the letter dated November 13, 2008 (the "Letter") issued by the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") to Fleetwood Enterprises, Inc. (the "Company") regarding the Company's Registration Statement on Form S-4 (the "Registration Statement") and Schedule TO-I (the "Schedule TO"), each filed on October 30, 2008, in connection with a transaction (the "Refinancing Transaction") to refinance the Company's outstanding 5% Convertible Senior Subordinated Debentures due 2023 (the "Old Debentures"). The Company also filed a Registration Statement on Form S-4 and related Schedule TO-I on November 6, 2008 in connection with a separate transaction relating to the satisfaction of the Company's mandatory repurchase obligation pursuant to the indenture governing the Old Debentures (the "Repurchase Transaction").

        Set forth below are the Company's responses to the Staff's comments to the Registration Statement and the Schedule TO. For your convenience, the Staff's comments are reproduced in italics before each response, and appear in the order set forth in the Letter.

Schedule TO

  1.
  We note that on November 6, 2008, you filed a Schedule TO and registration statement on Form S-4 related to your offer to repurchase any and all of the $100 million aggregate principal amount of your 5% Convertible Senior Subordinated Debentures due 2023. We also note that these same debentures are the subject of the Schedule TO and registration statement on Form S-4 filed on October 30, 2008, expiring at the earliest on December 5, 2008. To the extent you have commenced both tender offers, please explain how the commencement of the November tender offer is and will be consistent with the prohibitions set forth in Exchange Act Rules 14e-5 and 13e-4(f)(6), respectively.

    The Company does not believe that the timing of the Refinancing Transaction and the Repurchase Transaction contravenes Rules 14e-5(a) and 13e-4(f)(6) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rules 14e-5(a) and Rule 13e-4(f)(6) of the Exchange Act are designed to prevent fraudulent, manipulative and deceptive practices in tender offers whereby an issuer purchases or arranges to purchase equity securities outside of a tender offer, during the offer, and, in the case of Rule 13e-4, shortly following its completion. As further described herein, the SEC has taken the position that substantially similar transactions do not implicate the concerns underlying Rules 14e-5(a) and 13e-4(f)(6) and the Company believes that such fraudulent, manipulative and deceptive practices and the potential for such abuses are not present, and will not occur, in connection with the Refinancing Transaction or the Repurchase Transaction.

    Notably, the SEC has permitted separate, but concurrent and overlapping, offers in substantially similar situations where companies made an offer to repurchase existing debt securities in exchange for cash and/or new debt securities and a separate offer to repurchase the same debt securities in satisfaction of a mandatory repurchase obligation under the indentures governing such debt securities. See PMI Group, Inc., SEC No-Action Letter (July 6, 2006); CenterPoint Energy, Inc., SEC No-Action Letter (Dec. 21, 2006). The Company's circumstances are substantially similar to that of PMI Group, Inc. and CenterPoint Energy, Inc. (as described in the No-Action Letters referenced above) for many reasons, including: (i) the Refinancing Transaction and the Repurchase Transaction will each commence and be consummated in compliance with Rule 13e-4 and Regulation 14E under the Exchange Act; (ii) the timetable for commencing and consummating the Refinancing Transaction will provide holders of the Old Debentures an additional opportunity for liquidity; (iii) the Repurchase Transaction is being made pursuant to a contractual obligation under the indenture governing the Old Debentures, and is not expected to have an impact on the trading of the Old Debentures; and (iv) all holders of the Old Debentures will be free to participate (or decline to do so) in either the Refinancing Transaction or the Repurchase Transaction, and such holders will have withdrawal rights under both transactions.

    Moreover, the Company does not believe that the commencement and consummation of the Refinancing Transaction and the Repurchase Transaction has had or will have a meaningful effect on the trading price of the Company's common stock or the Old Debentures. Rather, the Company believes that the trading price of the Company's common stock has been, and will continue to be, affected by, among other factors:

      •
      the impact of the current economic and credit conditions on the Company's operations and its liquidity;

      •
      downgrades of the Company's corporate and credit ratings;

      •
      the removal of the Company from the S&P 600 Small Cap Index;

      •
      announcement of the receipt of a notice from the NYSE relating to the failure to satisfy continued listing requirements;

      •
      trading halts relating to the trading of the Company 's common stock;

      •
      prevailing industry conditions;

      •
      lower consumer confidence;

      •
      volatile fuel prices;

      •
      increases in the supply of houses on the market due to a sharp increase in foreclosures;

      •
      significant discounting in the RV markets;

      •
      significant decrease in sales of RVs and manufactured homes;

      •
      lack of financing for RVs and mortgages;

      •
      lower consumer demand for RVs coupled with dealer drawdown of inventory;

      •
      unprecedented deteriorating conditions in financial and credit markets; and

      •
      volatility in the equities markets in general, including as a result of government sponsored bailout packages, announcements of negative economic outlooks, and other emergence regulations and legislation.

    With respect to the trading price of the Old Debentures, the trading of such debentures has historically been limited, sporadic and very illiquid, and the Company does not believe the Refinancing Transaction or the Repurchase Transaction has had or will have a material effect on the trading price on such debentures. Rather, the Company believes the trading price of the Old Debentures has been and is more likely to be affected by, among other factors, the general lack of market liquidity, widening of credit spreads, increase in default rates, the Company's corporate and credit ratings, forced sales by hedge funds and other convertible debt investors as a result of redemptions and margin calls.

    Finally, if the Company did not commence the Refinancing Transaction until after the Repurchase Transaction was contemplated, the Company would face a significant risk of not being able to satisfy its mandatory repurchase obligation under the indenture governing the Old Debentures because of the likelihood that it would not have enough authorized shares or cash to satisfy such obligation if the holders of all or substantially all of the Old Debentures participated in the Repurchase Transaction. If the Company is not able to satisfy such repurchase obligations, it would be in default under the related indenture. A default under the indenture would constitute a default under the Company's senior secured credit facility with Bank of America. If such creditors were to pursue their remedies under these circumstances, the Company would be forced to seek protection from its creditors in a bankruptcy proceeding. In light of its difficult financial situation, the Company determined that the Refinancing Transaction provides the holders of the Old Debentures with an alternative option and may also improve the Company's financial situation despite very difficult market conditions. Notably, the Staff has taken into consideration the current financial and credit market conditions to provide some flexibility to issuers in connection with offers that they make with respect to illiquid debt securities. See BlackRock Advisors, LLC, SEC No-Action Letter (October 30, 2008).

    For the reasons stated above, the Company does not believe that the Refinancing Transaction and the Repurchase Transaction contravenes Rules 14e-5(a) and 13e-4(f)(6) of the Exchange Act.

  2.
  Provide the information required by Items 1002(c), 1005(e) and 1008 of Regulation M-A. See Items 2, 5 and 8 of Schedule TO. If an item is inapplicable or the answer is in the negative, so state. See General Instruction E of Schedule TO.

    In response to the Staff's comment, the Company has added disclosure under Items 2, 5, 8 and 12 in Amendment No. 1 to Schedule TO-I filed November 28, 2008.

Item 10. Financial Statements

  3.
  Please revise your registration statement on Form S-4 to include the information set forth in Item 10(a)(3) of your Schedule TO. See Rule 13e-4(d)(1) and (e)(2).

    In response to the Staff's comment, the Company has added disclosure in the section entitled "Book Value Per Share" in the Registration Statement, as amended by the Pre-Effective Amendment No. 1 filed on November 28, 2008 (the "Amended Registration Statement").

Form S-4

General

  4.
  We note that the Second Lien Collateral secures obligations under existing credit facilities, and that proceeds of the Second Lien Collateral will be applied to the outstanding obligations under the existing credit facilities before it will be applied to outstanding obligations under the New Indenture. Please revise to provide additional disclosure throughout your filing, including in the forefront of your prospectus, regarding the value of the Second Lien Collateral to holders of New Notes. Include a discussion of the dollar amounts secured by the Second Lien Collateral pursuant to the existing credit facilities and the New Indenture and the estimated dollar value of the property underlying the Second Lien Collateral.

    In response to the Staff's comment, the Company has added disclosure on the cover page and pages 10, 13, 30, 64 and 70 of the Amended Registration Statement.

  5.
  We note your disclosure that the covenants in the New Indenture are more restrictive than those in the indentures governing the Old Debentures, particularly with respect to the company's incurring additional indebtedness. Please provide a discussion of your future plans for servicing the obligations under the New Notes in 2011 in light of the current economic downturn, your recent problems concerning liquidity and the additional restrictions on incurring indebtedness.

    In response to the Staff's comment, the Company has added disclosure on page 33 of the Amended Registration Statement.

  6.
  Provide us supplementally with a brief description of your initial discussions and contact with the 33.9% holder that has expressed an interest in tendering his Old Debentures in this offer.

    During the first half of 2008, the Company was periodically contacted by the 33.9% holder, an institutional investor that qualifies as a qualified institutional buyer pursuant to Rule 144A under the Securities Act ("Holder"), which wished to discuss plans that the Company was intending to take with respect to the mandatory repurchase obligation pursuant to the indenture governing the Old Debentures providing holders of the Old Debentures with the ability to put such debentures to the Company on December 15, 2008. In response, the Company indicated that it was not in a position to discuss the repurchase obligation. Approximately a few months subsequent to this initial contact, the Company, through its financial advisor Barclays Capital Inc., contacted the Holder for purposes of seeking its views, as the largest holder of the Old Debentures, on ways to address the repurchase obligation under the indenture for the Old Debentures. The Holder informed the Company that it would be willing to consider exchanging its Old Debentures for new securities and, after discussions with its legal counsel, communicated preliminary terms of securities that it would be willing to consider for purposes of exchanging its Old Debentures. In conjunction with such discussions, the Company contacted the lenders under the Company's existing credit agreement to discuss a possible amendment to the credit agreement that would permit the Company to issue securities in the event that the Company wished to exchange such securities for the Old Debentures. The Company considered this information in evaluating its plans for addressing the repurchase obligation, including an exchange offer to exchange new securities for the Old Debentures. In the period leading up to the filing of the Registration Statement, the Holder and its legal counsel, the Company and its legal counsel and financial advisor, and the Company's lenders and its legal counsel engaged in more detailed discussions regarding the terms of a potential exchange offer that the Holder and the other holders of the Old Debentures might find acceptable.

  7.
  Please revise the cover page and the first answer on page iv to include a range of shares that a tendering holder can expect to receive for every $1000 of Old Debentures tendered. In addition,

    include an example on page iv of the operation of the share-based portion of the formula, based upon the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date.

    In response to the Staff's comment, the Company has added disclosure on the cover page and in the first answer on page vii of the Amended Registration Statement. The Company supplementally informs the Staff that it has revised the terms of the Refinancing Transaction to offer one level of consideration. The Company acknowledges the Staff's request to include additional information in the first answer on page iv, however the Company believes that it is appropriate to include the information in the first answer on page vii because this answer directly relates to what each holder will receive for each $1,000 principal amount of Old Debentures tendered in the Refinancing Transaction.

  8.
  We note that the offer to exchange up to $103,000,000 Senior Secured Notes due 2011 and up to 14,000,000 shares of common stock for any and all outstanding 5% Convertible Senior Subordinated Debentures due 2023 will have the following impact on your financial statements and requires the inclusion of pro-forma information under Article 11 Regulation S-X:
    •
    The Senior Secured Notes due 2011 increase your interest rate from 5% to 12%. In this regard, it appears that the increase will have a material impact on your statement of operations.

    •
    The issuance of up to 14,000,000 shares of common stock will materially impact earnings per share;

    •
    And, the amortization of other costs associated with the costs associated with this transaction could also have a material impact on your statement of operations.

    For guidance, refer to Article 11-01(a)(8) Regulation S-X. Additionally, please note that you should provide pro-forma statements of operation for the most recent fiscal year (April 27, 2008) and three month interim period (July 27, 2008), as well as a pro-forma balance sheet for the three month interim period (July 27, 2008) which details the effects of the transaction. For guidance refer to Article 11-02(c).

    Furthermore, please ensure that you also cross-reference each adjustment to a note that clearly explains the nature and assumptions for the adjustment, including any computation of the adjustment. In addition, please include an introductory paragraph which describes the transaction, the entities involved and the periods being presented in the pro forma information. Please refer to the guidance in Rule 11-02(b) in Regulation S-X for the form and content of this pro forma information.

    In response to the Staff's comment, the Company has included pro-forma financial information required by Article II of Regulation S-X beginning on page 43 of the Amended Registration Statement. The Staff is supplementally informed that the information included reflects the minimum and maximum amount of securities that may be issued in the Refinancing Transaction, and that the Company believes that the variance between the financial information based on the minimum amount of securities that may be issued and the information based on the maximum is not material.

  9.
  Provide a currently dated consent from the independent registered public accounting firm in the amendment.

    In response to the Staff's comment, the Company has included a currently dated consent from its independent registered public accounting firm as an exhibit to the Amended Registration Statement.

Prospectus Cover Page

  10.
  Please disclose the present anticipated fair market value of the First Lien Collateral after the first sentence of the second paragraph. Revise throughout to provide this disclosure where you discuss the first lien collateral.

    In response to the Staff's comment, the Company has revised the cover page and added disclosure on pages 10, 13, 30, 64 and 70 of the Amended Registration Statement.

  11.
  Please revise to state that to obtain timely delivery of information incorporated by reference, security holders must request the information no later than five business days before the date they must make their investment decision and specify the date. Highlight the statement by print type or otherwise. Refer to Item 2 of Form S-4.

    In response to the Staff's comment, the Company has included additional disclosure on page i of the Amended Registration Statement.

  12.
  We note that under certain circumstances, there may be an adjustment to the Minimum Consideration. Please remove the implication here and throughout the filing that such an adjustment is discretionary by stating, if true, that any such adjustments are required pursuant to the transaction terms.

    The Company supplementally informs the Staff that it has revised the terms of the Refinancing Transaction to offer one level of consideration and, as such, adjustments to the consideration will not be required.

Forward-Looking Statements, page ii

  13.
  We note your reference to the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise and refrain from referring to such safe harbor provisions in any offers to purchase, future press releases or other communications relating to this tender offer.

    The Company acknowledges the Staff's comment and will not, in future filings, include references to the safe harbor or state that the safe harbor protections apply to statements made in connection with the Exchange Offer. In addition, in response to the Staff's comment, the Company has revised the Registration Statement to delete references to the safe harbor in the section of the Amended Registration Statement entitled "Forward-Looking Statements."

Questions and Answers about the Exchange Offer, page iv

  14.
  Revise the second answer to briefly discuss whether you are able to satisfy the put with a combination of stock and cash and whether you considered resoliciting proxies to further increase your authorized shares.

    In response to the Staff's comment, the Company has revised the question and answer on page iv of the Amended Registration Statement to reference the Repurchase Transaction and to disclose its current intent not to solicit additional proxies. The Company has elected to satisfy its repurchase obligations under the indenture governing the Old Debentures using only common stock and has notified the trustee for and the holders of the Old Debentures accordingly. In addition, the Company has filed a Form S-4 and Schedule TO-I in connection with the Repurchase Transaction disclosing such election. Additionally, the Company has revised, as appropriate, other disclosures to clarify that the Company has elected to satisfy the repurchase obligation by issuing shares of common stock. The Company supplementally informs the Staff that upon the Company's election to satisfy the repurchase obligation solely with common stock, the Company cannot use a combination of shares and common stock pursuant to the indenture governing the Old Debentures.

  15.
  Revise the final answer on page iv to discuss the material conditions precedent to your repurchase obligation and state whether those conditions have been met.

    In response to the Staff's comment and based on further discussion with the Staff, the Company has included a discussion of the material conditions precedent to the Company's ability to use common stock in the Repurchase Transaction, which are set forth in the indenture governing the Old Debentures. The Company respectfully informs the Staff that there are no material conditions precedent to the repurchase obligation, which is a contractual obligation that is subject only to assertion or election of the related repurchase right by a holder of Old Debentures and compliance with the procedures related thereto.

  16.
  Revise the forepart of the summary to disclose your net assets and loss for the most recent audited period and interim stub and to state that you have had losses in each fiscal year since 2001.

    In response to the Staff's comment, the Company has included additional disclosure in the section of the Amended Registration Statement entitled "Summary."

  17.
  Provide substantiation for claims about your exact position within various segments of your industry and/or your market share.

    In response to the Staff's comment, the Company has supplementally provided supporting materials regarding the Company's position within segments of its industry.

  18.
  We note your disclosure in the third paragraph on page 4 that you recently entered the modular home market. Please revise to provide quantitative information about your profitability or net losses and capital expenditures to date. Also, please describe your Trendsetter Division in greater detail, including its business objectives, any steps that you have taken to implement these objectives, timelines for achieving certain goals and how you intend to fund this initiative.

    In response to the Staff's comment, the Company supplementally informs the Staff that the Trendsetter Division has been a small part of the Housing Group (accounting for approximately 5% of Housing Group sales in fiscal 2008 and less than 2% of total sales). Although the Trendsetter Division is expected to grow modestly, the Company currently contemplates that it will consist of one manufacturing facility and that its sales, operating results and capital expenditures will not be material to the Company as a whole. Additionally, the Company's periodic filings have included information about the number of modular units produced.

A Material Amount Of Our Real Property That Will Secure . . . ., page 29

  19.
  Please revise to discuss how current economic conditions, including declining real estate values, home foreclosures and tightening credit conditions, are likely to impact the actual fair market value of the collateral in the short-term. We also note that a significant portion of both the first and second lien collateral consists of manufacturing facilities that produce recreational vehicles or manufactured housing supply operations. Please revise to discuss the sufficiency of the collateral in the future given the difficulties currently facing these two industries. Please make similar revisions to your Sufficiency of Collateral section on page 62.

    In response to the Staff's comment, the Company has added disclosure on pages 30 and 68 of the Amended Registration Statement. The Company believes, and supplementally informs the

    Staff, that the value of the real property collateral securing the new Senior Secured Notes due 2011 is not directly affected by the recreational vehicle or manufactured housing industries because such properties can be easily converted to other manufacturing uses.

Jurisdictions With One Action Or Security First Rules . . . page 31

  20.
  Please revise to provide quantitative information regarding the approximate value of real estate collateral securing the New Notes which is located in jurisdictions with laws that prohibit more than one judicial action to enforce a mortgage obligation.

    In response to the Staff's comment, the Company has added disclosure on page 31 of the Amended Registration Statement.

Selected Consolidated Financial and Other Data, page 38

  21.
  In response to Item 10 of Schedule TO, financial information has been incorporated by reference. Instruction 6 to Item 10 requires that the issuer comply with corresponding Item 1010(c) of Regulation M-A in its entirety. Please revise to provide all of the information required by Item 1010(c)(1) and (5) for all of the periods specified in Item 1010(a) of Regulation M-A.

    In response to the Staff's comment, the Company has included the disclosure required by Item 1010(c)(1) and (5) for the periods specified in Item 1010(a) of Regulation M-A in the section of the Amended Registration Statement entitled "Selected Consolidated Financial and Other Data."

Ratios of Earnings to Fixed Charges, page 39

  22.
  We note your disclosure in footnote (3). Please provide us with analysis regarding why you believe that your ratios of earnings to fixed charges for the first quarter of fiscal 2009 and the fiscal years ended 2008, 2007 and 2005 were not meaningful.

    In response to the Staff's comments and based on further discussion with the Staff, the Company has revised footnote (3) in the section entitled "Ratio of Earnings to Fixed Charges" to include the fixed charges for the periods referenced. The Company also supplementally informs the Staff that the ratios of earnings to fixed charges for the first quarter of fiscal 2009 and fiscal years ended 2008, 2007 and 2005 were not meaningful because earnings were inadequate to cover fixed charges.

Capitalization, page 42

  23.
  What consideration did you give to the fact that significantly different results may occur depending on how many outstanding Old Debentures are exchanged and why did you reject giving effect to a range of possible results in the table. Please advise.

    In response to the Staff's comment, the Company has revised the capitalization table to give effect to a range of possible results based on the minimum and maximum amount of securities that may be issued in the Refinancing Transaction. The Company also supplementally informs the Staff that that the variance between the results based on the minimum amount of securities that may be issued and the results based on the maximum is not material.

  24.
  We note your disclosure in footnote (4). Please provide us with the basis for using a price of $.50 per share as an illustrative price at the date of issuance.

    In response to the Staff's comments, the Company has revised the capitalization table to give effect to a range of possible results. The Company supplementally informs the Staff that footnote (4) has been revised to include the basis for using a share price of $0.36 per share.

Purpose of the Exchange Offer, page 45

  25.
  Explain in the second paragraph why your conclusion about the insufficiency of your currently authorized shares to satisfy the put at a market price of under $.52 does not include shares reserved for issuance in the exchange.

    The Company supplementally informs the Staff that the shares reserved for issuance in the Refinancing Transaction were excluded from the assumptions used in the calculation of the $0.52 price per share because such calculation is intended to establish the price per share that would result in the maximum number of authorized shares that could be issued in the Repurchase Transaction. Such calculation must assume that the holders of all outstanding principal amount of Old Debentures participate in the Repurchase Transaction (and none participate in the Refinancing Transaction). In such event (and assuming that the Refinancing Transaction expires and does not result in any tenders), the shares previously reserved for issuance in the Refinancing Transaction could be reallocated and reserved for issuance in the Repurchase Transaction.

Conditions to Completion of the Exchange Offer, page 52

  26.
  We note that the issuer believes any determination it makes concerning an event, development or circumstance described or referred to in the offer conditions shall be conclusive and binding. Revise to state that security holders may challenge the issuer's determinations in a court of competent jurisdiction.

    In response to the Staff's comment, the Company has included disclosure in the section of the Amended Registration Statement entitled "Conditions to Completion of the Exchange Offer."

Legal Limitation, page 53

  27.
  We note in the second sentence of the first paragraph of this section your disclosure relating to your failure to exercise any of the rights described on the preceding pages. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding that if an offer condition is triggered, you will notify security holders whether or not you have waived such condition.

    In response to the Staff's comment, the Company acknowledges and confirms its understanding that if an offer condition is triggered, the Company will notify holders of the Old Debentures whether or not the Company has waived such condition. In addition, the Company has revised the disclosure in the section of the Amended Registration Statement entitled "Legal Limitation."

Substitution of Collateral, page 65

  28.
  We note your disclosure in the first paragraph on page 66 regarding an appraisal of the First Lien Collateral occurring after the issue date and which values the First Lien Collateral at less than $19.25 million. Please revise to include additional discussion regarding the provisions of the indenture relating to appraisal, including the method of selecting the appraiser, an estimate of how often surveys will occur subsequent to the issue date and any provisions relating to dispute resolution in the event there is disagreement regarding valuation of property constituting collateral.

    In response to the Staff's comment and based on further discussion with the Staff, the Company has added disclosure on page 69 of the Amended Registration Statement.

    Additionally, the Company supplementally informs the staff that that the disclosure in the first paragraph on page 69 of the Registration Statement (now the first non-numbered paragraph on page 74 of the Amended Registration Statement) does not describe an ongoing appraisal covenant. Appraisals on all potential properties that could constitute First Lien Collateral have already been obtained.

Certain Covenants, page 73

  29.
  We note your disclosure on page 74 that the company may make capital contributions, loans or advances to Gibraltar Insurance Company. Please revise to provide additional discussion regarding these capital contributions, loans or advances, including quantitative information relating to the amounts of previous contributions and any plans for future contributions. Please file any material contract or agreement relating to Gibraltar Insurance Company.

    In response to the Staff's comment, the Company has included disclosure on page 83 of the Amended Registration Statement. The Company supplementally informs the Staff that the amounts of any such previous capital contributions, loans or advances were and are immaterial to the Company. Additionally, the Company supplementally informs the Staff that historical financial information regarding Gibraltar Insurance Company is included in Note 2 to the Company's Consolidated Financial Statements attached as an Exhibit to the Company's Form 8-K filed November 28, 2008, which is incorporated by reference into the Registration Statement.

Description of Capital Stock, page 108

  30.
  Explain your disclosure that as of October 29, 2008, the Old Debentures were convertible into 8,503,400 shares. We asume this maximum amount was based upon the then current market value of your stock and not a fixed exchange ratio.

    The Company supplementally informs the Staff that the conversion rate is equal to 85.0340 shares of the Company's common stock per $1,000 principal amount of Old Debentures, which is subject to adjustment under certain circumstances. The 8,503,400 shares amount set forth on page 117 of the Amended Registration Statement is based upon the initial conversion ratio that was established at the time that the Old Debentures were issued and the fact that no adjustments have occurred. The Old Debentures are not currently convertible pursuant to the terms of the indenture governing the Old Debentures.

Certain United States Federal Income Tax Considerations, page 111

  31.
  Revise the initial bold paragraph to remove or explain the reference to an "offering memorandum" and clarify that investors are entitled to rely on the disclosure in the prospectus as well as any supporting opinions.

    In response to the Staff's comment, the Company has revised the disclosure in the initial bold paragraph in the section of the Amended Registration Statement entitled "Certain United States Federal Income Tax Considerations."

  32.
  We note your discussion regarding certain United States federal income tax consequences of the exchange offer to holders of your Old Debentures and your representations as to tax consequences, including your statement on page 112 that to the extent that Old Debentures are exchanged for Shares, such exchange should be treated as a tax-free recapitalization. Please file an opinion regarding tax matters with the next amendment. Refer to Item 601(b)(8) of Regulation S-K.

    In response to the Staff's comment, the Company has filed an opinion regarding tax matters with the Amended Registration Statement.

*****

        The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should there be any questions, please do not hesitate to contact me at (951) 351-3638.

Sincerely,
/s/ ANDREW M. GRIFFITHS Andrew M. Griffiths SVP, Chief Financial Officer
cc:
Leonard J. McGill
    SVP, Corporate Development, General Counsel & Secretary

Steven R. Finley, Esq.
James J. Moloney, Esq.
    Gibson, Dunn & Crutcher LLP